U.S. SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549	OMB Number:	3235-0101
	Expires:	December 31, 2009
FORM 144	Estimated average burden hours per response . . .2.00
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES	DOCUMENT SEQUENCE NO.
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER The Brink’s Company	(b) IRS IDENT. NO. 54-1317776	(c) S.E.C. FILE NO. 1-9148	WORK LOCATION

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE AND	NUMBER
	1801 Bayberry Court	Richmond	VA	23226	804	289-9600

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE

Pirate Capital LLC	03-0445177	Board Member	200 Connecticut Avenue	Norwalk	CT	06854

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)

Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (M0. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	Albert Fried & Company, LLC 60 Broad Street New York, NY 10004	8-03337	500,000	$32.6mm	48,056,236	By 6/05/08	NYSE

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	Various prior to 02/17/06	Open Market Purchase	N/A	500,000	Various prior to 02/17/06	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Pirate Capital LLC, 200 Connecticut Avenue, Norwalk, CT 06854*	Common stock	N/A	N/A	N/A

*Pirate Capital LLC may be deemed a 10% holder of the following public companies, information for which is available at www.sec.gov: Allied Defense Group, Inc. and The PEP Boys - Manny, Moe & Jack.

Remarks:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 10, 2008 Date of Notice	/s/ Thomas R. Hudson, Jr. (Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)